[ AXA LOGO ]
                                    FINANCIAL
                                   PROTECTION




                                  PRESS RELEASE

                                                                MAY 11, 2006

--------------------------------------------------------------------------------
       2006 OFF TO A GOOD START WITH VERY STRONG 1Q06 ACTIVITY INDICATORS:

       - LIFE & SAVINGS NEW BUSINESS VOLUME UP 17% AND NEW BUSINESS VALUE
         UP 21%
       - PROPERTY & CASUALTY REVENUES UP 3%
       - ASSET MANAGEMENT REVENUES UP 27% WITH NET INFLOWS OF EURO 19 BILLION

--------------------------------------------------------------------------------

    o LIFE & SAVINGS ENTITIES DELIVERED VERY STRONG GROWTH IN 1Q06, WITH NEW BUSINESS(1) UP 17% TO EURO 1,573 MILLION, OF WHICH EUROPE UP 11%, THE US UP 13% AND ASIA(2) UP 43%, NOTABLY DRIVEN BY JAPAN UP 56%. THIS GROWTH WAS SUPPORTED BY GEOGRAPHIC AND DISTRIBUTION DIVERSIFICATION, AS WELL AS PRODUCT BREADTH.

         LIFE & SAVINGS NEW BUSINESS VALUE(3) WAS UP 21% TO EURO 318 MILLION, RESULTING IN A MARGIN OF 20.2%, UP 0.7 POINT COMPARED TO 1Q05, OWING TO HIGHER VOLUME TOGETHER WITH AN IMPROVED PRODUCT MIX IN FRANCE AND THE US.

    o PROPERTY & CASUALTY REVENUES INCREASED BY 3% TO EURO 6,181 MILLION. PERSONAL LINES WERE UP 4% WITH A STRONG CONTRIBUTION FROM THE UK & IRELAND AND SOUTHERN EUROPE AS WELL AS POSITIVE EVOLUTION IN FRANCE HOUSEHOLD. COMMERCIAL LINES WERE UP 2%, MAINLY DRIVEN BY FRANCE AND THE UK.
         TOTAL PERSONAL MOTOR NET INFLOWS REACHED 274,000 POLICIES.

    o ASSET MANAGEMENT REVENUES INCREASED BY 27% TO EURO 1,004 MILLION DRIVEN BY HIGHER AVERAGE ASSETS UNDER MANAGEMENT (AUM) (+16% COMPARED TO 1Q05), AS A RESULT OF FAVORABLE EQUITY MARKET CONDITIONS, AND VERY STRONG NET INFLOWS, AS WELL AS A FAVORABLE MIX EVOLUTION FOR BOTH ALLIANCEBERNSTEIN AND AXA INVESTMENT MANAGERS. IN 1Q06, ASSET MANAGEMENT NET INFLOWS AMOUNTED TO EURO 19 BILLION.

---------------------------
(1) On an APE basis. Annual Premium Equivalent (APE) represents 100% of new business regular premiums plus 10% of new business single premiums. APE is group share.
(2) Including Australia.
(3) New Business Value (NBV) is group share. NBV for both 1Q05 and 1Q06 were computed using profitability factors by products from year-end 2005, keeping most economic, productivity and actuarial assumptions the same.

                                                                               1
-------------------------------Be Life Confident--------------------------------

--------------------------------------------------------------------------------
Numbers herein have not been audited or adjusted for scope and currency changes. Growth rates are on a comparable basis and, accordingly, have been adjusted for changes in scope, accounting methods and currency.
APE and NBV are both in line with the Group's EEV disclosure. They are non-GAAP measures, which Management uses as key indicators of performance in assessing AXA's Life & Savings business and believes to provide useful and important information to shareholders and investors. IFRS revenues are available in Appendix 4 of this release.
--------------------------------------------------------------------------------

"Our Life & Savings and Asset Management activities experienced outstanding growth in the first quarter of 2006, supported by a favorable equity market environment and the dynamism of our local operations" said AXA Chief Executive Officer Henri de Castries.

"Our Property & Casualty revenues development demonstrated a good momentum in France, the UK and Asia as well as good resilience in a competitive pricing environment.

"This strong start, together with numerous ongoing initiatives on new product launches, quality of service improvements and distribution reinforcements, makes us confident for the year 2006."

                                                    --------------------------------------------------------------------
Three months ended                                                                                        Change on a
(Euro million, except when otherwise noted)              March 31, 2006    March 31, 2005    Change     comparable basis
------------------------------------------------------------------------------------------------------------------------
Life & Savings new business, group share
     APE                                                      1 573            1 305         + 20.5%           +17.0%
     NBV                                                        318              257          +23.6%           +21.1%
     NBV to APE margin                                        20.2%            19.7%         +0.5 pt           +0.7 pt
------------------------------------------------------------------------------------------------------------------------
Property & Casualty revenues                                  6 181            5 903           +4.7%            +3.2%
------------------------------------------------------------------------------------------------------------------------
International Insurance revenues                              1 793            1 772           +1.1%            -1.8%
  of which ACSA & other transnational activities              1 070            1 010           +5.9%            +4.7%
------------------------------------------------------------------------------------------------------------------------
Asset Management
     Revenues                                                 1 004              753          +33.3%           +27.3%
     Net inflows (Euro billion):                                 19                9
------------------------------------------------------------------------------------------------------------------------

                                                                               2
-------------------------------Be Life Confident--------------------------------

LIFE & SAVINGS:

LIFE & SAVINGS ENTITIES DELIVERED A VERY STRONG GROWTH IN 1Q06, WITH NEW BUSINESS UP 17% TO EURO 1,573 MILLION, OF WHICH EUROPE UP 11%, THE US UP 13% AND ASIA(4) UP 43%, NOTABLY DRIVEN BY JAPAN UP 56%. THIS GROWTH WAS SUPPORTED BY GEOGRAPHIC AND DISTRIBUTION DIVERSIFICATION, AS WELL AS PRODUCT BREADTH.

UNIT-LINKED NEW BUSINESS APE INCREASED BY 20% TO REPRESENT 46% OF TOTAL LIFE & SAVINGS APE IN 1Q06, COMPARED TO 44% IN 1Q05.

NEW BUSINESS VALUE (NBV) WAS UP 21% TO EURO 318 MILLION, RESULTING IN A MARGIN OF 20.2%, UP 0.7 POINT COMPARED TO 1Q05, OWING TO HIGHER VOLUME TOGETHER WITH AN IMPROVED PRODUCT MIX IN FRANCE AND THE US.

                                 ----------------------------------------------------------------
Annual Premium Equivalent,
Group share (Euro million)        March 31, 2006    March 31, 2005     Change      Change on a
Three months ended                                                               comparable basis
-------------------------------------------------------------------------------------------------
LIFE & SAVINGS                             1 573           1 305        +20.5%           +17.0%
  United States                              502             406        +23.7%           +13.4%
  France                                     324             286        +13.5%           +13.5%
  United Kingdom                             230             167        +37.8%           +36.3%
  Japan                                      182             119        +52.8%           +55.5%
  Germany                                     72             105        -31.1%           -31.1%
  Benelux                                    119             105        +13.2%           +13.2%
  Southern Europe                             24              28        -12.4%           -12.4%
  Australia/New Zealand                      101              76        +32.6%           +27.8%
  Hong Kong                                   19              15        +32.0%           +20.9%
-------------------------------------------------------------------------------------------------

                                 ----------------------------------------------------------------
New Business Value,               March 31, 2006    March 31, 2005     Change      Change on a
Group share (Euro million)                                                       comparable basis
Three months ended
-------------------------------------------------------------------------------------------------
LIFE & SAVINGS                              318            257          +23.6%           +21.1%
  United States                              80             61          +32.8%           +21.8%
  France                                     50             37          +34.7%           +34.7%
  United Kingdom                             19             16          +18.0%           +16.7%
  Japan                                      99             77          +27.9%           +30.2%
  Germany                                     9             12          -27.4%           -27.4%
  Benelux                                    34             30          +12.7%           +12.7%
  Southern Europe                             5              7          -30.3%           -30.3%
  Australia/New Zealand                       7              6          +22.3%           +17.9%
  Hong Kong                                  15             11          +34.1%           +22.8%
-------------------------------------------------------------------------------------------------

------------------------
(4) Including Australia.
                                                                               3
-------------------------------Be Life Confident--------------------------------

The UNITED STATES new business APE increased by 13%, primarily driven by a 23% growth in Variable Annuity and a 19% growth in Individual Life, partly offset by a 73% decline in Fixed Annuity, as in the current interest rate environment this product does not fit Group profitability targets, and a 67% decrease in COLI(5), due to the non-repeat of one large case in 1Q05. Excluding fixed annuities, COLI and mutual funds, new business APE was up 22% with a 70% increase of Variable Annuity APE distributed through the wholesale planner channel.

The United States NBV increased 22% to Euro 80 million, resulting in a margin of 16.0%, up 1.1 points from 1Q05, as a result of a favorable shift in product mix towards Variable Annuity and away from Fixed Annuity.

FRANCE new business APE increased by 13%, mainly due to (i) individual Investment & Savings up 14%, reflecting very strong growth in unit-linked premiums (up 48% to represent 36% of individual Investment & Savings new business), driven by the continued focus on unit-linked products in proprietary channels, and following successful commercial campaigns and product launches as illustrated by the continued momentum in sales through the salaried network due to the launch of the Odyssiel product in 4Q05 and to (ii) the 17% growth in individual Protection and Health.

France NBV increased 35% to Euro 50 million, resulting in a margin of 15.5%, up
2.4 points from 1Q05, owing to the continued product-mix shift towards more profitable unit-linked products, and, to a lesser extent, protection products.

In the UNITED KINGDOM, new business APE was up 36% driven by Investments and Savings new business (+35%), largely due to sales of unit-linked investment bonds, and increased sales of pension products (+41%). The IFA channel generated most of the increase, growing by 35%. Protection business was up 10%, following growth in AXA Protection Account sales, launched at the end of 2004.

The United Kingdom NBV increased 17% to Euro 19 million, resulting in a margin of 8.4%, down 1.4 points compared to 1Q05, due to a higher proportion of pension products.

JAPAN new business APE increased by 56%, as (i) individual business grew by 52%, driven by Term Life products and riders (following the launch of new products in March and September 2005) as well as SPA (savings product) sales (predominantly via the AXA Advisors channel) partly offset by a 12% reduction in health sales, and (ii) Group Life new business was up 158%, driven by sales from the recently launched New Mutual Aid product.

Japan NBV increased 30% to Euro 99 million, resulting in a strong margin of 54.5%, down compared to 65.2% in 1Q05 as a result of a product mix shift (higher sales of savings products and lower sales of medical products).

GERMANY new business APE was down 31% due to 1Q05 backlog(6). Excluding this backlog effect, new business increased 28% mainly due to Investment & Savings unit-linked products, but also to strong Medical Cost Insurance new business in non-proprietary channels.

Germany NBV of Euro 9 million in 1Q06 was down 27%, or up 185% excluding 1Q05 backlog effect. NBV to APE margin stood at 11.9%, up 0.6 point compared to 1Q05, or up 6.5 points excluding backlog in 1Q05 owing to higher sales of Investment & Savings unit-linked products. The newly launched TwinStar product will be reported starting 2Q06.

BENELUX new business APE increased by 13%, with Belgium up 10% and the Netherlands up 34%. Belgium benefited from continued strong momentum of structured unit-linked products,

--------------------
(5) COLI = Corporate-Owned Life Insurance.
(6) 1Q05 backlog resulted from Life new business boom at the end of 2004 related to the tax reform effective beginning of 2005

                                                                               4
-------------------------------Be Life Confident--------------------------------
such as the open-architecture product Millesimo, and Crest 30 and 40 (general account products with no guaranteed rate). The Netherlands' growth was driven by successful commercial campaigns for mortgages as well as annuity products.

Benelux NBV increased 13% to Euro 34 million, in line with volume growth, resulting in a margin of 28.4%, flat compared to 1Q05.

SOUTHERN EUROPE new business APE decreased by 12%, as the 4% growth in proprietary channels (74% of APE) mainly related to non unit-linked products, was more than offset by a 40% decrease in third-party distribution as Spain was notably impacted by the loss of a 2005 bancassurance agreement.

Southern Europe NBV decreased by 30% to Euro 5 million, resulting in a margin of 20.2%, down 5.2 points compared to 1Q05 due to lower volume combined with unfavorable product mix shift from protection towards savings products.

AUSTRALIA/NEW-ZEALAND new business APE was up 28%, driven by the continued success of international equity funds, including two large international equity mandates awarded to AllianceBernstein in March 2006.

Australia/New Zealand NBV increased 18% to Euro 7 million, resulting in a margin of 7.3%, slightly down compared to 7.9% in 1Q05 due to the increased proportion of sales in institutional funds.

HONG KONG new business APE was up 21% driven by a 24% increase in individual life regular premiums, a 63% increase in non unit-linked regular premiums, primarily due to the launch of MAXX, a new traditional participating product, and strong growth in investment linked products through both broker and agency channels.

Hong Kong NBV increased 23% to Euro 15 million, in line with volume growth, resulting in a margin of 75.7%, up 1.2 points compared to 1Q05.

                                                                               5
-------------------------------Be Life Confident--------------------------------

PROPERTY & CASUALTY:

PROPERTY & CASUALTY REVENUES INCREASED BY 3% TO EURO 6,181 MILLION. PERSONAL LINES WERE UP 4% WITH A STRONG CONTRIBUTION FROM THE UK & IRELAND AND SOUTHERN EUROPE, AS WELL AS POSITIVE EVOLUTION IN FRANCE HOUSEHOLD. COMMERCIAL LINES WERE UP 2%, MAINLY DRIVEN BY FRANCE AND THE UK. TOTAL PERSONAL MOTOR NET INFLOWS REACHED 274,000 POLICIES.

                                  -----------------------------------------------------------------
IFRS Revenues                         March 31, 2006   March 31, 2005    Change      Change on a
Three months ended                                                                 comparable basis
(Euro million)
---------------------------------------------------------------------------------------------------
PROPERTY & CASUALTY                        6 181           5 903          +4.7%            +3.2%
.. France(a)                                1 709           1 667          +2.5%            +3.6%
.. Germany(b)                               1 348           1 329          +1.4%            +0.7%
.. United Kingdom & Ireland                 1 172           1 067          +9.8%            +8.7%
.. Belgium                                    444             439          +1.1%            +1.1%
.. Southern Europe(c)                         799             799          -0.0%            -0.7%
.. Other countries                            711             602         +18.1%            +4.8%
    of which Canada(d)                       241             171         +41.1%            +0.9%
    of which Turkey                          138             108         +28.1%           +17.9%
    of which Asia                             80              71         +12.4%           +12,4%
---------------------------------------------------------------------------------------------------

(a) Poland assumed business, which was reported in the French P&C segment and represented revenues of Euro 18 million in 1Q05, was discontinued in December 2005.
(b) Since June 2005, DAEV has been fully consolidated. If full consolidation had been applied in 1Q05, Germany P&C revenues would have been Euro 10 million higher.
(c) Seguro Directo was acquired in Portugal at the end of 2005. In 1Q06, Seguro Directo revenues were Euro 6 million.
(d) Citadel was acquired on March 1, 2006 with retroactive effect as of January 1, 2006. In 1Q06, Citadel P&C revenues were Euro 42 million.

PERSONAL LINES (59% OF THE P&C PREMIUMS) showed overall growth of 4%. Motor revenues grew 4% in the first quarter of 2006, largely driven by the UK & Ireland, followed by Southern Europe (+3%) and Germany (+3%, driven by positive net inflows of 123,000 policies), as well as Asia (+20%) and Turkey (+17%). UK and Ireland revenues were up 19% following revamping of the UK motor offer. Southern Europe motor revenue growth of 3% was driven by positive net inflows partly mitigated by some pressure on tariffs.

Non-motor revenues rose 5%, mainly driven by new product launches in the UK household segment, and growth in all business lines in Southern Europe. France revenues were up 4% mainly due to positive net inflows and, to a lesser extent, average premium growth in household.

COMMERCIAL LINES (40% OF THE P&C PREMIUMS)(7) recorded a 2% overall growth. Motor revenues increased by 1% as growth in France (+3%), the UK & Ireland (+3%) and Belgium (+3%) was partly offset by a decrease in Germany (-4%) and Southern Europe (-3%). Non-motor revenues were up 3% due to the UK & Ireland up 7% and France up 7%, driven by construction and liability.

------------------------
(7) In addition, other lines accounted for 1% of the P&C premiums.
                                                                               6
-------------------------------Be Life Confident--------------------------------

ASSET MANAGEMENT:

ASSET MANAGEMENT REVENUES INCREASED BY 27% TO EURO 1,004 MILLION DRIVEN BY HIGHER AVERAGE ASSETS UNDER MANAGEMENT (AUM) (+16% COMPARED TO 1Q05) AS A RESULT OF FAVORABLE EQUITY MARKET CONDITIONS AND VERY STRONG NET INFLOWS, AS WELL AS A FAVORABLE MIX EVOLUTION FOR BOTH ALLIANCEBERNSTEIN AND AXA INVESTMENT MANAGERS. IN 1Q06, ASSET MANAGEMENT NET INFLOWS AMOUNTED TO EURO 19 BILLION.

                                     --------------------------------------------------------------
IFRS revenues(8)                     March 31, 2006    March 31, 2005   Change      Change on a
Three months ended                                                                comparable basis
(Euro million)
---------------------------------------------------------------------------------------------------
ASSET MANAGEMENT                          1 004              753        +33.3%          +27.3%
.. AllianceBernstein                         690              545        +26.4%          +22.6%
.. AXA Investment Managers(a)(b)             314              208        +51.2%          +39.0%
---------------------------------------------------------------------------------------------------

(a) AXA IM acquired Framlington on October, 31, 2005. In 1Q06, AXA Framlington revenues were Euro 20 million.
(b) Excluding management and front-end fees collected by AXA Investment Managers on behalf of external distributors, gross revenues increased 41% on a comparable basis.

ALLIANCEBERNSTEIN: Revenues increased by 23% compared to 1Q05, due to higher investment advisory fees driven by 12% higher average AUM and higher average fees.

AUM increased by Euro 20 billion from year-end 2005 to Euro 510 billion at the end of March 2006 driven by strong investment performance (market appreciation of Euro 22 billion) and strong global net inflows of Euro 10 billion across all client categories (Euro 5 billion from institutional clients, Euro 3 billion from retail and Euro 2 billion from private clients) partly offset by negative exchange rate impact (Euro -13 billion).

AXA INVESTMENT MANAGERS: Revenues increased by 39%, while gross revenues, excluding management and front-end fees collected on behalf of external distributors, increased by 41%, driven by higher average AUM (+21%) and higher average fees in most segments.

AUM increased by Euro 15 billion from year-end 2005 to Euro 448 billion at the end of March 2006 driven by Euro 9 billion of net inflows (of which Euro 5 billion at AXA Rosenberg, Euro 1 billion at AXA Framlington and Euro 1 billion in Structured Finance products), mainly from institutional clients and third party retail clients, a Euro 8 billion increase due to market appreciation, partly offset by a Euro 3 billion negative foreign exchange rate impact.

--------------------
(8) Net of inter-company transactions.

                                                                               7
-------------------------------Be Life Confident--------------------------------

INTERNATIONAL INSURANCE:

INTERNATIONAL INSURANCE REVENUES DECREASED BY 2% TO EURO 1,793 MILLION, WITH AXA CORPORATE SOLUTIONS ASSURANCE UP 3%, DRIVEN BY SELECTIVE PORTFOLIO DEVELOPMENT, AND AXA RE DOWN 10% DUE TO A STRONG REDUCTION OF US CAT EXPOSED TREATIES.

                                         ------------------------------------------------------------------
IFRS Revenues                            March 31, 2006   March 31, 2005     Change         Change on a
Three months ended                                                                        comparable basis
(Euro million)
-----------------------------------------------------------------------------------------------------------
INTERNATIONAL INSURANCE                        1 793          1 772           +1.1%               -1.8%
.. AXA Corporate Solutions Assurance              833            798           +4.4%               +3.0%
.. AXA RE                                         723            762           -5.1%              -10.3%
.. Others                                         236            212          +11.4%              +11.3%
-----------------------------------------------------------------------------------------------------------

INSURANCE: AXA Corporate Solutions Assurance revenues increased by 3%, mainly driven by portfolio development in property, construction and aviation as well as rate increases in motor. Portfolio development was achieved through selective new business activity combined with low lapses despite softening markets.

REINSURANCE: Revenues decreased by 10% driven by strong reduction of US proportional coastal cat exposed treaties, in line with the underwriting strategy aimed at diversifying the portfolio both geographically in Property as well as in terms of lines of business.

                                      * * *
                                        *
ABOUT AXA:

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. IFRS revenues amounted to Euro 72 billion for full year 2005 and Euro 22 billion in 1Q06.

The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

                                      * * *
                                        *

AXA INVESTOR RELATIONS:                    AXA MEDIA RELATIONS:
----------------------                     -------------------
Etienne Bouas-Laurent: +33.1.40.75.57 25.  Christophe Dufraux: +33.1.40.75.46.74
Caroline Portel:       +33.1.40.75.49.84   Clara Rodrigo:      +33.1.40.75.47.22
Sophie Bourlanges:     +33.1.40.75.56.07   Mary Taylor:        +1.212.314.5845
Emmanuel Touzeau:      +33.1.40.75.49.05
Kevin Molloy:          +1.212.314.2893


IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives (including statements herein with respect to AXA's Ambition 2012 project and the objectives, financial and other, associated with that project). Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by numerous factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events (including possible future weather-related catastrophic events and/or terrorist related incidents), economic and market developments, legislative developments, regulatory actions or investigations, as well as litigations and /or types of other proceedings. Please refer to AXA's Document de Reference for the year ended December 31, 2005 and Annual Report on Form 20-F for the year ended December 31, 2004 for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

                                                                               8
-------------------------------Be Life Confident--------------------------------

APPENDIX 1

LIFE & SAVINGS - BREAKDOWN OF APE BETWEEN UNIT-LINKED, NON UNIT-LINKED AND MUTUAL FUNDS
9 MAIN COUNTRIES/REGIONS AND MODELED BUSINESS
FIRST QUARTER 2006 - GROUP SHARE

                          --------------------------------------------------------------------------------------------
                                                                         % UL in APE
                                      1Q06 APE                       (excl. mutual funds)      UL change on comparable
                          -------------------------------------     ----------------------               basis
     Euro million            UL       Non-UL      Mutual Funds       1Q06            1Q05
----------------------------------------------------------------------------------------------------------------------
United States                257         114           131            69%             70%              + 12%
France                        89         236                          27%             21%              + 44%
United Kingdom               205          25                          89%             86%              + 37%
Japan                         14         167                           8%              2%             + 451%
Germany                       20          52                          27%             34%              - 45%
Benelux                       29          90                          24%             26%               + 6%
Southern Europe                3          21             1            12%             17%              - 37%
Australia/New-Zealand          5           6            90            44%             43%               - 1%
Hong-Kong                      6          13                          31%             43%              - 15%
----------------------------------------------------------------------------------------------------------------------
TOTAL                        627         725           221            46%             44%              + 20%
----------------------------------------------------------------------------------------------------------------------


                                                                               9
-------------------------------Be Life Confident--------------------------------

APPENDIX 2

LIFE & SAVINGS -ANNUAL PREMIUM EQUIVALENT (APE) AND NEW BUSINESS VALUE (NBV) FOR 9 MAIN COUNTRIES/REGIONS AND MODELED BUSINESS - FY 2005 - GROUP SHARE

                          --------------------------------------------------------------------------------------------
                                  1Q05                    1H05                    9M05                FY05
                          --------------------------------------------------------------------------------------------
                              APE       NBV         APE         NBV          APE        NBV       APE        NBV
----------------------------------------------------------------------------------------------------------------------
United States                 406        61         829         129        1 245        202      1 700        284
France                        286        37         536          69          745        100      1 075        157
United Kingdom                167        16         381          33          599         54        817         72
Japan                         119        77         258         163          432        279        589        364
Germany                       105        12         144          16          195         21        270         29
Benelux                       105        30         173          51          259         78        381        115
Southern Europe                28         7          71          13           99         20        140         27
Australia/NZ                   76         6         171          13          309         23        428         32
Hong-Kong                      15        11          32          24           50         39         75         59

----------------------------------------------------------------------------------------------------------------------
TOTAL                       1 305       257       2 595         512        3 934        816      5 476      1 138
----------------------------------------------------------------------------------------------------------------------



                                                                              10
-------------------------------Be Life Confident--------------------------------

APPENDIX 3

PROPERTY & CASUALTY - SPLIT BY BUSINESS LINES - FIRST QUARTER 2006

                       -------------------------------------------------------------------------------------------------------------
                                 Personal                    Personal                  Commercial                 Commercial
                                   Motor                    Non-Motor                     Motor                    Non-Motor
                       -------------------------------------------------------------------------------------------------------------
                          % Gross      Change on      % Gross      Change on      % Gross       Change on     % Gross     Change on
                          Revenues    comp. basis     Revenues    comp. Basis     Revenues     comp. Basis    Revenues   comp. basis
------------------------------------------------------------------------------------------------------------------------------------
France                        28%             0%          26%           + 4%         10%            + 3%          37%        + 7%
Germany                       37%           + 3%          23%             0%          7%            - 4%          27%        - 1%
Belgium                       32%             0%          27%           + 1%          8%            + 3%          34%        + 1%
United Kingdom (a)            13%          + 19%          34%          + 10%          7%            + 3%          44%        + 7%
Southern Europe               54%           + 3%          23%           + 5%          7%            - 3%          16%       - 15%
Canada (b)                    33%           - 9%          14%           - 5%          8%            + 1%          45%       + 10%
The Netherlands                9%           - 6%          49%           + 7%         21%            - 6%          23%       - 27%
Others                        54%          + 14%          28%          + 12%          2%              NS          17%       + 11%

------------------------------------------------------------------------------------------------------------------------------------
TOTAL                         32%           + 4%          27%            +5%          8%            + 1%          32%        + 3%
------------------------------------------------------------------------------------------------------------------------------------

(a) Including Ireland
(b) Personal lines evolution in Canada reflects the high proportion of 18 and 24 month contracts sold in 2005 causing a mechanic decrease in gross written premiums in 1Q06.

                                                                              11
-------------------------------Be Life Confident--------------------------------

APPENDIX 4 - AXA GROUP IFRS REVENUES - COMPARISON 1Q06 VS. 1Q05

                                            -------------------------------------------------------------------
                 Euro million                   1Q 06           1Q 05                 IFRS revenue change
                                                 IFRS            IFRS             Reported        Comp. basis
---------------------------------------------------------------------------------------------------------------
TOTAL                                             21 993         19 623            12.1%               9.6%

LIFE & SAVINGS                                    12 929         11 087            16.6%              14.0%
   France                                          3 809          3 435            10.9%              10.9%
   United States (1)                               3 998          3 202            24.9%              17.1%
   United Kingdom (2)                              1 077            568            89.8%              87.7%
   Japan                                           1 262          1 124            12.3%              14.3%
   Germany                                           856            875            -2.1%              -2.1%
   Belgium                                           761            842            -9.6%              -9.6%
   Southern Europe                                   280            297            -5.6%              -5.6%
   Other countries                                   885            745            18.7%              11.9%
     of which Australia/New-Zealand                  293            261            12.5%               6.6%
     of which Hong-Kong                              227            173            30.9%              19.9%

PROPERTY & CASUALTY                                6 181          5 903             4.7%               3.2%
   France                                          1 709          1 667             2.5%               3.6%
   Germany                                         1 348          1 329             1.4%               0.7%
   United Kingdom + Ireland                        1 172          1 067             9.8%               8.7%
   Belgium                                           444            439             1.1%               1.1%
   Southern Europe                                   799            799            -0.0%              -0.7%
   Other countries (3)                               711            602            18.1%               4.8%

INTERNATIONAL INSURANCE                            1 793          1 772             1.1%              -1.8%
   AXA RE                                            723            762            -5.1%             -10.3%
   AXA Corporate Solutions Assurance                 833            798             4.4%               3.0%
   Others                                            236            212            11.4%              11.3%

ASSET MANAGEMENT                                   1 004            753            33.3%              27.3%
   AllianceBernstein (4)                             690            545            26.4%              22.6%
   AXA Investment Managers (5)                       314            208            51.2%              39.0%

OTHER FINANCIAL SERVICES                              87            107           -19.2%             -19.4%
---------------------------------------------------------------------------------------------------------------

(1) Advest was sold in December 2005. Advest's contribution to 1Q05 revenues amounted to Euro 64 million.
(2) The UK revenues benefited from the change in classification of some products from investment contracts to insurance contracts.
(3) Citadel was acquired on March 1, 2006 with retroactive effect as of January 1, 2006. In 1Q06, Citadel P&C revenues were Euro 42 million.
(4) As of end of June 2005, AllianceBernstein's Cash Management Services were transferred to Federated Investors. Cash Management Services' contribution to 1Q05 revenues amounted to Euro 34 million.
(5) AXA IM acquired Framlington on October, 31, 2005. In 1Q06, AXA Framlington revenues were Euro 20 million.


                                                                              12
-------------------------------Be Life Confident--------------------------------